Exhibit 99.2

Corporate Presentation January 2026 TURNING STRATEGIC DRIVERS INTO PROFITABLE GROWTH NASDAQ: KMDA; TASE: KMDA.TA

2 FORWARD - LOOKING STATEMENT This presentation is not intended to provide investment or medical advice . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada’s management . Such statements include 2025 and 2026 financial guidance ; growth strategy and plans for double digit growth ; growth prospects related to KEDRAB®, GLASSIA®, CYTOGAM®, and the Israeli, MENA and LATAM distribution operations ; advancement and future expected revenues driven by our plasma collection operation ; and success in identifying and integrating M&A targets for growth . These statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the projected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, progress and results of any clinical trials, introduction of competing products, continued market acceptance of Kamada’s commercial products portfolio, impact of geo - political environment in the middle east, impact of any changes in regulation and legislation that could affect the pharmaceutical industry, difficulty in predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, restrains related to third parties’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “Risk Factors” of Kamada’s 2024 Annual Report on Form 20 - F (filed on March 5 , 2025 ), as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable law .

KEDRAB® CYTOGAM® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA - Approved Products 14 % CAGR (from 2021) $ 200 - 205M 1 2026 Revenues Guidance $ 50 - 53M 1 2026 Adj. EBIDTA Guidance 4 Growth Drivers A LEADER IN SPECIALTY PLASMA THERAPIES, WITH A PORTFOLIO OF MARKETED PRODUCTS INDICATED FOR RARE AND SERIOUS CONDITIONS $ 7 đ .0 M Unaudited Cash (Dec 31 , 2025 ) 3 1. Expects to Achieve 2025 Guidance of $178 - 182 Million in Revenues and $40 - 44 Million of Adjusted EBITDA New M&A Opportunities Plasma Sales In - licensing Partnerships Specialty Plasma Therapies

GLOBAL COMMERCIAL FOOTPRINT United States Israel UAE Focused on lifecycle management and expansion to new markets, mainly in the MENA and LATAM regions Commercial operations in the US with seasoned staff, experienced in specialty plasma products Corporate offices in Israel , US and UAE; key markets are the US, Israel, Canada, LATAM, MENA and CIS Regions STRONG DISTRIBUTION NETWORK IN OVER 30 COUNTRIES 4

5 EXPERIENCED LEADERSHIP Amir London CEO Hanni Neheman VP Marketing & Sales Liron Reshef VP Human Resources Shavit Beladev VP Kamada Ɗ Plasma Chaime Orlev CFO Jon Knight VP U.S Commercial Yael Brenner VP Quality Boris Gorelik VP Business Development & Strategic Programs Nir Livneh VP Legal, General Counsel & Corporate Secretary Eran Nir COO Orit Pinchuk VP Regulatory Affairs & PVG WITH PROVEN TRACK RECORD

DELIVERING ON OUR COMMITMENTS 6

7 ANNUAL DOUBLE - DIGIT GROWTH TRAJECTORY 6 18 24 34 40 - 44 50 - 53 2021 2022 2023 2024 2025 2026 104 129 142 161 178 - 182 200 - 205 2021 2022 2023 2024 2025 2026 ADJUSTED EBITDA US$M 53 % CAGR 2025 and 2026 represents annual guidance 2025 and 2026 represents annual guidance REVENUES US$M 14 % CAGR 9 M $ 136 M ( 75%) 9 M $ 34 M ( 81%) 2026 annual guidance is based solely on organic growth

8 9 M - 2025 CONTINUING THE GROWTH YoY DOUBLE DIGIT REVENUE AND PROFITABILITY INCREASE Paid special cash dividend of $ 0.20 per share (totaling approximately $ 11.5 M) on April 7 , 2025 GROSS PROFIT REVENUE 12% 2024 $52.9 2025 $ 59.4 11% 2024 $121.9 2025 $ 135.8 Adj. EBITDA EPS 35% 2024 $25.4 2025 $ 34.2 61% 2024 $0.18 2025 $0.29

9 KAMADA ’ S ROADMAP FOR CONTINUED ANNUAL DOUBLE - DIGIT PROFITABLE GROWTH Specialty Plasma Therapies Portfolio of 6 FDA - approved products marketed in over 30 territories In - licensing Partnerships Commercialization & Distribution of third parties ’ biopharmaceutical products in Israel & MENA Plasma Sales Each of the Houston and San - Antonio centers expected to contribute annual revenues of $8M - $10M at peak capacity New M&A Opportunities Support growth through commercial stage M&A transactions

$ 150 M Estimated total U.S HRIG market size Only anti - Rabies IgG product with FDA approved label confirming safety and effectiveness in children KEDRAB /KAMRAB $ 50 M 2024 U.S. Revenues; $ 135 M Minimum sales in the U.S. expected in 2025 - 2027 Only 2 FDA approved products Leading HRIG in Canada, Australia, Israel, Latin America and additional territories A GLOBAL LEADER IN ANTI - RABIES IMMUNE GLOBULIN (HRIG) For Important Safety Information, visit https://kedrab.com/ 10

11 GLASSIA LIQUID AAT FOR THE TREATMENT OF AAT DEFICIENCY (AATD) Out - licensed to Takeda for distribution in the USA, Canada, Australia and New Zealand ; Royalties income from Takeda at a rate of 6% ; 2026 royalties' income expected at approximately $ 10 M ; growing 5% - 8 % per year thereafter through 2040 GLASSIA is marketed by Kamada directly, and through a network of partners & distributors outside the Takeda territories with key markets including Argentina , Russia, Israel, Switzerland and other LATAM markets . Continued investment in disease awareness and patients ’ diagnosis expected to support ongoing growth $ 15 M 2024 Glassia sales by Kamada; 2 X over 2023 sales $ 17 M 2024 Royality Income; Up 5 % over 2023

12 CYTOGAM CMV IMMUNE GLOBULIN 1. Strategic Help with Immunoglobulin to Enhance protection against Late Disease (CMV) CYTOGAM is the only plasma - derived IgG approved in the U.S. and Canada for prophylaxis of CMV disease after Solid Organ Transplantation. CMV is the leading cause for organ rejection post - transplant. Launched a post - marketing research program aimed at generating key data in support of the benefits of CYTOGAM in the management of CMV in solid organ transplantation . Initiated the investigator - initiated SHIELD 1 study, with experts and KOLs in CMV and organ transplantation, investigating the benefits of CYTOGAM in reducing the risk of late CMV in kidney transplant recipients. Growth Continued growth expected in the U.S. and Canada markets $ 23 M 2024 Revenues; Up 31 % over 2023

13 IN LICENSING PRODUCTS GROWTH More than 25 products exclusively licensed from leading international pharmaceutical companies, marketed in the Israeli market EXCLUSIVE DISTRIBUTOR IN ISRAEL FOR LEADING BIOPHARMACEUTICAL COMPANIES EXPANDING THE DISTRIBUTION BUSINESS TO THE MENA REGION Key areas : plasma - derived, respiratory, rare diseases, infectious diseases, biosimilar portfolio of several product candidates, mainly from Alvotech Two biosimilars launched and two additional expected to be launched in Israel in the coming months Additional biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1 - 3 products per year Biosimilar portfolio expected to generate annual sales of $15 - 20M within the next four to five years

14 PLASMA SALES EXPANDING VERTICAL INTEGRATION & REVENUE GROWTH Collecting hyper - immune plasma for our specialty IgG products and normal source plasma (NSP) to support revenue growth Operating three plasma collection centers in Texas; Houston, San Antonio and Beaumont Houston center approved by the FDA in 2025, and San Antonio is expected to be approved during 2026 At full collection capacity, each of the Houston and San Antonio centers is expected to generate annual revenues of $8M to $10M from sales of NSP

15 NEW M&A OPPORTUNITIES EXPECT TO SECURE NEW M&A TRANSACTIONS IN 2026; LEVERAGING OVERALL FINANCIAL STRENGTH AND COMMERCIAL INFRASTRUCTURE Screening strategic business development opportunities to identify potential acquisition to accelerate long - term growth Focusing on products synergistic to our existing commercial and/or production activities as well as marketing infrastructure Strong financial position, commercial infrastructure and proven successful M&A capabilities

KEDRAB® CYTOGAM® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA - Approved Products 14 % CAGR (from 2021) $ 200 - 205M 1 2026 Revenues Guidance $ 50 - 53M 1 2026 Adj. EBIDTA Guidance 4 Growth Drivers DELIVERING ON OUR COMMITMENTS $ 7 đ .0 M Unaudited Cash (Dec 31 , 2025 ) 16 1. Expects to Achieve 2025 Guidance of $178 - 182 Million in Revenues and $40 - 44 Million of Adjusted EBITDA New M&A Opportunities Plasma Sales In - licensing Partnerships Specialty Plasma Therapies

THANK YOU www.kamada.com NASDAQ: KMDA; TASE: KMDA.TA

18 Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses STRONG 9 M - 2025 FINANCIAL RESULTS DETAILS FY 2024 Q3/24 Q3/25 9M/24 9 M/ 25 US $ M Increase driven by GLASSIA® Ex - US sales and VARIZIG® US sales 141.4 37.1 39.5 110.0 118.0 PROPRIETARY 19.5 4.6 7.5 11.9 17.8 DISTRIBUTION 9M/2025 - 11% YoY increase; 161.0 41.7 47.0 121.9 135.8 TOTAL REVENUES 70.0 17.2 19.8 52.9 59.4 GROSS PROFIT 43% 41% 42% 43% 44 % GROSS MARGIN (49.9) (11.9) (11.9) (38.0) (36.8) OPEX 9M/2025 - 56% YoY increase 14.5 3.9 5.3 10.7 16.6 NET PROFIT 9M/2025 - 35% YoY increase; 25% of revenues 34.1 8.8 11.7 25.4 34.2 Adjusted EBITDA Special dividend of $11.5M paid in April 2025 78.4 72.0 72.0 CASH Including acquisition related intangible assets ($124M @ Sep 25) 372.3 351.2 377.2 TOTAL ASSETS 11.1 11.2 11.5 LEASE LIABILITIES Acquisition related contingent consideration 63.6 61.2 62.9 CONTINGENT LIABILITIES 259.5 255.3 265.2 EQUITY Contingent and lease liabilities net of available cash 3.7 (0.4) (2.4) NET DEBT

19 NON - IFRS MEASURES – ADJUSTED EBITDA Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses FY 2024 Q 3 / 24 Q 3 / 25 9 M/ 24 9 M/ 25 US $ M 14.5 3.9 5.3 10.7 16.6 NET PROFIT (1.1) 0.1 1.1 0.2 2.1 TAXES ON INCOME 8.1 1.8 1.7 5.3 4.1 REVALUATION OF ACQUISITION RELATED CONTINGENT CONSIDERATION (1.4) (0.4) (0.2) (1.2) (0.1) OTHER FINANCIAL EXPENSE, NET 7.1 1.8 1.8 5.3 5.3 AMORTIZATION OF ACQUISITION RELATED INTANGIBLE ASSETS 6.2 1.5 2.0 4.4 5.8 OTHER DEPRECIATION AND AMORTIZATION EXPENSES 0.9 0.2 0.1 0.7 0.4 NON - CASH SHARE - BASED COMPENSATION EXPENSES 34.1 8.8 11.7 25.4 34.2 ADJUSTED EBITDA

20 6 FDA - APPROVED SPECIALTY PLASMA PRODUCTS KEDRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection CYTOGAM® [Cytomegalovirus Immune Globulin (Human)] Prophylaxis of CMV disease associated with transplants HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplants VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patients WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of ITP & suppression of Rh isoimmunization (HDN) KEY FOCUS ON TRANSPLANTS & RARE CONDITIONS For Important Safety Information, visit www.Kamada.com GLASSIA® [Alpha 1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD)

21 IMMUNE GLOBULIN (IgG) MANUFACTURING Some of the photos by Unknown Author are licensed under CC BY - NC - ND 02 Plasma Screening: High Titer Antibodies 03 Plasma Fractionation Purification process 01 Plasma Collection in the United States 04 Viral Inactivation and Reduction 05 Formulation and Final Filling